UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
_______________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-36874
___________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

The Gannett Co., Inc.
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Gannett Co., Inc. Audit Committee and the Gannett Benefit Plans Committee
We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of The Gannett Co., Inc. 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Tysons, Virginia
June 14, 2017

The Gannett Co., Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	Dec. 31, 2016	Dec. 31, 2015

ASSETS
Investments at fair value:
Gannett Co., Inc. common stock	$64,955,403	$83,142,323
Other investments	934,663,735	906,509,638
Investments at contract value:
Fully benefit-responsive investment contracts	65,605,170	120,080,269
Total investments	1,065,224,308	1,109,732,230
Receivables:
Employer contribution	1,962,211	4,242,036
Interest and dividends	99,202	42,340
Notes receivable from participants	13,195,332	14,457,276
Total receivables	15,256,745	18,741,652
Total assets	1,080,481,053	1,128,473,882

LIABILITIES
Other payables	375,951	584,383
Total liabilities	375,951	584,383

Net assets available for benefits	$1,080,105,102	$1,127,889,499
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
Dec. 31, 2016

Net assets available for benefits at beginning of year	$1,127,889,499

Additions to net assets:
Contributions:
Employer, net	26,125,542
Rollovers	23,031,100
Employee	39,622,778
Total contributions	88,779,420
Interest income on notes receivable from participants	566,681
Investment income:
Interest and dividends	7,654,264
Net depreciation in fair value of investments	(4,232,387)
Total investment income	3,421,877
Total additions	92,767,978

Deductions from net assets:
Benefits paid to participants	139,159,664
Administrative expenses	1,392,711
Total deductions	140,552,375

Change in net assets	(47,784,397)

Net assets available for benefits at end of year	$1,080,105,102
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the “Plan”) provides only general information about the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of the former Gannett Co., Inc. and its participating subsidiaries. During June 2015, the former Gannett Co., Inc. separated into two publicly traded companies - Gannett Co., Inc. (“Gannett” or the “Company”) and TEGNA Inc. (“TEGNA”). Effective on the date of separation, Gannett became the sponsor of the Plan and its related trust. As of the transfer date in June 2015, the Plan transferred assets and participants to the TEGNA 401(k) Savings Plan and employees of TEGNA and its affiliates ceased participating in the Plan.

Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration of Plan Assets

The assets of the Plan, excluding receivables, Gannett Co. Inc. and TEGNA common stock, and the self-directed brokerage account, are held under a trust agreement (the “Trust”) with Northern Trust (the “Trustee”). Vanguard Fiduciary Trustee Company (“Vanguard”) serves as the record-keeper of the Plan and trustee of the Gannett and TEGNA common stock. Vanguard is also the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions. The employer match is generally 100 percent of the first five percent of compensation that a participant contributes, excluding catch-up contributions. Participant contributions are subject to Internal Revenue Service (the “IRS”) limitations. In 2016, the Plan recognized additional employer contributions (“transition credits”) of $2.0 million for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The TEGNA Stock Fund is frozen for contributions although participants can elect to move amounts invested in the fund to other investments. During 2016, rollovers to the Plan were primarily a result of the Gannett acquisition of North Jersey Media Group, Inc. and Golfweek.

Participants are immediately vested in their contributions plus actual earnings thereon and generally become vested in the Company’s matching contribution at the rate of 25% after one year of service, 50% after two years of service and 100% after three years of service.

Forfeitures

Forfeitures contributed to the Plan as a reduction of the employer contribution represented $1.0 million in 2016.

Employer Stock

Generally, the employer match is invested directly in Gannett company stock. All Plan participants can transfer at any time between Gannett company stock and other investment options within the Plan. Participants are entitled to exercise voting rights attributable to the shares allocated to their account and are notified by the Company prior to the time that such rights are to be exercised. Vanguard votes for uninstructed shares in the same proportion as instructed shares.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as described under Contributions above.

Notes Receivable from Participants

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis. No allowance for credit losses have been recorded as of December 31, 2016 and 2015.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Payment of Benefits

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Plan Termination

Although the Company has not expressed any intent to amend, suspend, or terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate risk, market risk and credit risk, as well as valuation assumptions based on earnings, cash flows, and/or other such techniques. Due to the level of risk associated with certain investment securities and to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair value of the Plan’s investment in Gannett’s and TEGNA’s stock as of December 31, 2016 was approximately $65.0 million and $115.7 million, respectively, which exposes the Plan to concentration risk.

Investment Valuation and Income Recognition

Investments are reported at fair value or contract value, depending on the relevant accounting guidance.

Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, December 31, 2016 and December 31, 2015. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income on Plan investments is accrued when earned. Net appreciation in the fair value of investments consists of the gains or losses on investments bought and sold as well as held during the year.

The Plan invests in synthetic guaranteed investment contracts (“synthetic GICs”) that are fully benefit-responsive and reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. A synthetic GIC is an investment that includes a wrap contract, which provides a guaranteed credit rate, issued by an insurance company or other financial institution and paired with an underlying investment, usually a portfolio of high quality fixed income securities. At December 31, 2016 and 2015, the contract value of all of the Plan’s synthetic GICs was $65.6 million and $120.1 million, respectively. The Plan's December 31, 2016 synthetic GIC investment consisted of a liquidity fund. The December 31, 2015 synthetic GIC investments consisted of term funds with maturities of one to five years and intermediate core bond funds. The credit rates reset on a periodic basis to adjust for the difference between the fair value and contract value of the underlying assets. The average yield earned by the investment contracts was 1.72% and 1.65% during the years ended December 31, 2016 and 2015, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 1.25% and 1.17% during the years ended December 31, 2016 and 2015, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan’s administration; (ii) changes to the Plan’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provisions of the Internal Revenue Code (the “IRC”). The wrap contract associated with the Plan’s guaranteed investment contracts is an evergreen contract that contains termination provisions. However, guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.

Administrative Expenses

Generally, administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

During 2016, the Plan adopted the Financial Accounting Standards Board, FASB, guidance related to interim and annual assessments by management to evaluate the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued, or available to be issued, when applicable. Disclosures are required if management concludes that substantial doubt exists or that its plans alleviate substantial doubt that was raised. Our assessments did not indicate substantial doubt regarding our ability to continue as a going concern.

During 2016, the FASB issued amendments on certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments require changes to the accounting for equity investments, the presentation and disclosure requirements for financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, clarification was provided related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2018. Early adoption is permitted for portions of the standard. Management is currently evaluating the impacts of this guidance on the Plan’s financial statements.

During 2017, the FASB issued Plan Accounting: Employee Benefit Plan Master Trust Reporting. The amendments in this update require a plan’s interest in a master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendments also remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and instead require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Additionally, the amendments require all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2018. Early adoption is permitted. Management is currently evaluating the impacts of this guidance on the Plan’s financial statements.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. The Plan administrator has indicated that it is taking the necessary steps to maintain the Plan’s operational compliance.

NOTE 4 - RELATED PARTIES

The Plan makes certain investments which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

At December 31, 2016 and 2015, the Plan held 6,580,901 and 5,016,465 shares of Gannett common stock, respectively. Dividends earned by the Plan on the Company’s common stock were $3.9 million for the year ended December 31, 2016. The Plan also owns an investment sponsored by the Trustee, Northern Trust, and an investment sponsored by the record-keeper, Vanguard. Vanguard is also a beneficial owner of Gannett common stock as of December 31, 2016.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 5 – FAIR VALUE MEASUREMENTS

The Plan measures and records certain assets and liabilities at fair value. A fair value measurement is determined based on market assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require use of our own estimates and assumptions through present value and other valuation techniques in determination of fair value (Level 3).
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stock: Valued primarily at the closing price reported on the active market on which the individual securities are traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Investments measured at net asset value: As permitted by U.S. GAAP, the Plan uses net asset values as a practical expedient to determine the fair value of certain investments. These investments measured at net asset value have not been classified in the fair value hierarchy. The amounts presented in the table below are intended to permit reconciliation to the amounts presented in the statement of net assets available for benefits. Investment transactions may occur daily and investments are redeemable at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$64,955,403	$—	$64,955,403
Common stock	156,832,305	—	156,832,305
Mutual funds	368,153,186	—	368,153,186
Liquidity fund	—	59,596,719	59,596,719
Self-directed brokerage account	11,021,011	—	11,021,011
Total assets at fair value excluding those measured at net asset value	$600,961,905	$59,596,719	$660,558,624
Investments measured at net asset value using the practical expedient:
Target date funds (a)			220,606,738
Common collective funds (b)			118,453,776
Total assets at fair value			$999,619,138
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.
(b) The objective of these funds held by the Plan is to provide a rate of return consistent with various U.S. equity indexes.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$83,142,323	$—	$83,142,323
Common stock	221,063,014	—	221,063,014
Mutual funds	363,838,842	—	363,838,842
Liquidity fund	—	8,025,554	8,025,554
Self-directed brokerage account	11,776,073	—	11,776,073
Total assets at fair value excluding those measured at net asset value	$679,820,252	$8,025,554	$687,845,806
Investments measured at net asset value using the practical expedient:
Target date funds (a)			190,207,474
Common collective funds (b)			111,598,681
Total assets at fair value			$989,651,961
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.
(b) The objective of these funds held by the Plan is to provide a rate of return consistent with various U.S. equity indexes.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits as of December 31, 2016 per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$1,080,105,102
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2016	424,979
Net assets available for benefits per the Form 5500	$1,080,530,081

 A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (d) of Form 5500 Schedule H. Part II, for the year ended December 31, 2016 is presented below.

Total additions reported in the financial statements	$92,767,978
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	(360,698)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2016	424,979
Total additions reported on the Form 5500	$92,832,259

NOTE 7 – SUBSEQUENT EVENTS

Journal Media Group, Inc. (JMG): Effective March 3, 2017, the JMG 401(k) Savings Plan was merged into the Plan and $186.3 million in plan assets were transferred into the Plan.

Cars.com: Effective as of June 1, 2017, the date of the TEGNA spin-off of Cars.com Inc. (Cars.com) as an independent, publicly traded company, the Plan established the Cars.com Stock Fund to hold Cars.com shares. The Cars.com Stock Fund is frozen for contributions although participants can elect to move amounts invested in the fund to other investments.

ReachLocal, Inc. (ReachLocal): Effective July 1, 2017, employees of Gannett's subsidiary, ReachLocal, which was acquired during 2016, are eligible for Plan participation and may transfer assets into the Plan.

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
GANNETT CO., INC., COMPANY STOCK *	Employer securities	$70,208,465	$64,955,403

NOTES RECEIVABLE FROM PARTICIPANTS *	Interest rates ranging from 4.0-4.5%; maximum credit term of 60 months		$13,195,332

REORG/HILTON WORLDWIDE REVERSE STOCK SPLIT HILTON 2E17A52 01-03-2017	Common Stock		$501,160
ABBOTT LAB COM	Common Stock		290,226
ADOBE SYS INC COM	Common Stock		344,162
ADR ALIBABA GROUP HOLDING LTD SPONSORED ADS	Common Stock		245,868
ADR BP P L C SPONSORED ADR	Common Stock		445,457
ADR CTRIP COM INTL LTD ADS	Common Stock		220,000
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	Common Stock		756,383
AECOM	Common Stock		270,882
ALEXION PHARMACEUTICALS INC COM	Common Stock		269,170
ALPHABET INC CAP STK CL A CAP STK CL A	Common Stock		575,319
ALPHABET INC CAP STK CL C CAP STK CL C	Common Stock		609,738
AMAZON COM INC COM	Common Stock		873,599
AMERICAN INTERNATIONAL GROUP INC COM	Common Stock		519,019
AMERICAN TOWER CORP	Common Stock		235,666
APPLE INC COM STK	Common Stock		887,181
APPLIED MATERIALS INC COM	Common Stock		183,939
AUTOMATIC DATA PROCESSING INC COM	Common Stock		128,475
AVNET INC COM	Common Stock		674,205
AXIS CAPITAL HOLDINGS LTD COM USD0.0125	Common Stock		407,807
BANK OF AMERICA CORP	Common Stock		703,333
BOSTON SCIENTIFIC CORP COM	Common Stock		272,798
BROADCOM LIMITED COM NPV	Common Stock		399,500
CAPITAL ONE FINL CORP COM	Common Stock		569,241
CELGENE CORP COM	Common Stock		650,284
CENOVUS ENERGY INC COM	Common Stock		375,602
CHARTER COMMUNICATIONS INC NEW CL A CL A	Common Stock		235,806
CIGNA CORPORATION	Common Stock		416,844
CITIGROUP INC COM NEW COM NEW	Common Stock		746,560
COGNIZANT TECH SOLUTIONS CORP CL A	Common Stock		477,656
COMCAST CORP NEW-CL A	Common Stock		383,228
COSTAR GROUP INC COM	Common Stock		243,341
COSTCO WHOLESALE CORP NEW COM	Common Stock		352,242
DANAHER CORP COM	Common Stock		321,713
DIAMONDBACK ENERGY INC COM	Common Stock		212,226
DOLLAR TREE INC COM STK	Common Stock		324,928
DOVER CORP COM	Common Stock		485,172
ECOLAB INC COM STK USD1	Common Stock		233,151
EDWARDS LIFESCIENCES CORP COM	Common Stock		250,648

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
ELI LILLY & CO COM	Common Stock		161,810
EXPEDIA INC DEL COM NEW	Common Stock		223,162
EXXON MOBIL CORP COM	Common Stock		331,886
FACEBOOK INC CL A CL A	Common Stock		711,009
FIDELITY NATL INFORMATION SVCS INC COM STK	Common Stock		279,868
FISERV INC COM	Common Stock		228,502
FLEETCOR TECHNOLOGIES INC COM	Common Stock		332,572
FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	Common Stock		409,994
FORTIVE CORP COM MON STOCK	Common Stock		255,601
FRKLN RES INC COM	Common Stock		506,109
GENERAL DYNAMICS CORP COM	Common Stock		258,990
GOLDMAN SACHS GROUP INC COM	Common Stock		690,813
HALLIBURTON CO COM	Common Stock		408,380
HEWLETT PACKARD ENTERPRISE CO COM	Common Stock		430,774
HOME DEPOT INC COM	Common Stock		467,269
HONEYWELL INTL INC COM STK	Common Stock		405,475
INTEL CORP COM	Common Stock		325,850
INTERCONTINENTAL EXCHANGE INC COM	Common Stock		267,995
INTUIT COM	Common Stock		252,142
INTUITIVE SURGICAL INC COM NEW STK	Common Stock		269,522
JPMORGAN CHASE & CO COM	Common Stock		848,403
LAMAR ADVERTISING CO NEW CL A CL A	Common Stock		436,522
LULULEMON ATHLETICA INC COM	Common Stock		194,970
MASTERCARD INC CL A	Common Stock		455,333
METLIFE INC COM STK USD0.01	Common Stock		514,272
MICRON TECH INC COM	Common Stock		267,424
MICROSOFT CORP COM	Common Stock		444,301
MOBILEYE NV EUR0.01	Common Stock		214,997
MOODYS CORP COM	Common Stock		208,337
MORGAN STANLEY COM STK USD0.01	Common Stock		714,617
MURPHY OIL CORP COM	Common Stock		361,886
NETFLIX INC COM STK	Common Stock		235,220
NEWS CORP NEW CL A CL A	Common Stock		201,616
NEWS CORP NEW CL B CL B	Common Stock		126,366
NIKE INC CL B	Common Stock		580,174
O REILLY AUTOMOTIVE INC NEW COM USD0.01	Common Stock		299,291
OMNICOM GROUP INC COM	Common Stock		480,446
ON SEMICONDUCTOR CORP COM	Common Stock		385,429
ORACLE CORP COM	Common Stock		478,818
PARKER-HANNIFIN CORP COM	Common Stock		480,060
PAYPAL HLDGS INC COM	Common Stock		405,752
PEPSICO INC COM	Common Stock		209,260
PIONEER NAT RES CO COM	Common Stock		234,091
RAYTHEON CO USD0.01	Common Stock		411,800

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
REGENERON PHARMACEUTICALS INC COM	Common Stock		286,330
S.W. AIRL CO COM	Common Stock		249,200
SALESFORCE COM INC COM STK	Common Stock		451,151
SEAGATE TECHNOLOGY PLC COM USD0.00001	Common Stock		352,118
SERVICENOW INC COM USD0.001	Common Stock		261,305
SHERWIN-WILLIAMS CO COM	Common Stock		247,241
SPLUNK INC COMSTK COM USD0.001	Common Stock		245,520
STAPLES INC COM	Common Stock		219,046
STARBUCKS CORP COM	Common Stock		522,721
STATE STR CORP COM	Common Stock		385,880
SUPERIOR ENERGY SVCS INC COM	Common Stock		287,483
TEGNA INC COM	Common Stock		115,658,682
TEREX CORP NEW COM	Common Stock		580,593
THE PRICELINE GROUP INC	Common Stock		395,836
THERMO FISHER CORP	Common Stock		253,980
UBS GROUP AG COMMON STOCK	Common Stock		379,982
UNION PAC CORP COM	Common Stock		269,568
UNITEDHEALTH GROUP INC COM	Common Stock		662,886
VISA INC COM CL A STK	Common Stock		904,720
VOYA FINL INC COM	Common Stock		817,188
WAL-MART STORES INC COM	Common Stock		398,062
ZOETIS INC COM USD0.01 CL 'A'	Common Stock		503,176
	Total Common Stock		$156,832,305

VANGUARD *	Self-Directed Brokerage Account		$11,021,011

ALLIANZ FDS ALLIANZGI NFJ DIVID VALUE FD INSTL CL	Value of Interest in Registered Investment Companies		$18,470,120
AMERICAN EUROPACIFIC GRTH-R6	Value of Interest in Registered Investment Companies		50,543,312
CAP INTL EMERGING MKTS GROWTH FD INC15	Value of Interest in Registered Investment Companies		3,708,154
DODGE & COX BALANCED FD COM	Value of Interest in Registered Investment Companies		80,081,979
DODGE & COX INC FD	Value of Interest in Registered Investment Companies		55,206,347
DREYFUS TREAS PRIME CASH MGMT INSTL SHS	Value of Interest in Registered Investment Companies		27,951,609
GMO TRUST BENCHMARK FREE ALLOCATION R6 GBMRX	Value of Interest in Registered Investment Companies		1,520,101
MANAGED PORTFOLIO SER JACKSON SQUARELARGE CAP GROWTH FD IS CL	Value of Interest in Registered Investment Companies		22,372,199
VANGUARD INSTL INDEX FD SH BEN INT *	Value of Interest in Registered Investment Companies		102,329,128
WASATCH SMALL CAP GROWTH FD	Value of Interest in Registered Investment Companies		2,893,658
WT MUT FD CRM SMALL/MID CAP VALUE FDINSTL CL	Value of Interest in Registered Investment Companies		3,076,579
	Total Value of Interest in Registered Investment Companies		$368,153,186

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2005	Value of Interest in Target Date Funds		$2,020,308
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2010	Value of Interest in Target Date Funds		2,103,572
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2015	Value of Interest in Target Date Funds		9,208,490
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2020	Value of Interest in Target Date Funds		37,075,998
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2025	Value of Interest in Target Date Funds		54,767,632
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2030	Value of Interest in Target Date Funds		38,325,348
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2035	Value of Interest in Target Date Funds		29,970,979
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2040	Value of Interest in Target Date Funds		19,416,741
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2045	Value of Interest in Target Date Funds		15,736,286
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2050	Value of Interest in Target Date Funds		8,395,500
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2055	Value of Interest in Target Date Funds		3,258,798
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2060	Value of Interest in Target Date Funds		327,086
	Total Value of Interest Target Date Funds		$220,606,738
BLACKROCK RUSSELL 1000 GROWTH NON LENDABLE FD F FUND F	Value of Interest in Common/Collective Trusts		42,371,666
BLACKROCK RUSSELL 1000 VALUE NON LENDABLE FD F FUND F	Value of Interest in Common/Collective Trusts		35,785,632
BLACKROCK US DEBT INDEX NON LENDABLEFUND F	Value of Interest in Common/Collective Trusts		11,977,516
BLACKROCK RUSSELL 2500 INDEX NL FUND F	Value of Interest in Common/Collective Trusts		7,364,811
BARCLYS GLBL INVS N A INVT FDS FOR EMPL BNFT TRS ACWI EX-US INDEX NON LNDBL	Value of Interest in Common/Collective Trusts		4,990,616
CENTERSQUARE EB US REAL ESTATE SECURITIES FUND - 6751	Value of Interest in Common/Collective Trusts		11,312,019
NT Collective S&P500 Index Fund Non-Lending *	Value of Interest in Common/Collective Trusts		4,651,516
	Total Value of Interest in Common/Collective Trusts		$118,453,776
NTGI COLTV GOVT STIF REGI STERED *	Liquidity Fund		59,596,719
Prudential Insurance Company GA-62387 NTG STIF (1.81%)	Synthetic Guaranteed Investment Contract		65,605,170
	Total Value of Short-term Investment Funds		$125,201,889

	Total Investments and Participant Loans		$1,078,419,640
* Indicates party-in-interest to the Plan
** Cost information for participant directed investments is not required.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc. 401(k) Savings Plan, by Gannett Co., Inc. as Plan Administrator
	By:	/s/ David Harmon
Date: June 14, 2017		David Harmon, Chief People Officer

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm